

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 9, 2018

Thomas DeNunzio
President and CEO
Pristine Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

     Re: **Pristine Acquisition, Inc.**
             Form 10-12G
             Filed January 19, 2018
             File No. 000-55886

Dear Mr. DeNunzio:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Jay Ingram

                  Jay Ingram
                  Legal Branch Chief
                  Office of Manufacturing and
                  Construction